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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CENUCO, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

15670X104

(CUSIP Number)

David Ristaino, Esq.
Akerman Senterfitt
Las Olas Centre II, Suite 1600
350 East Las Olas Blvd.
Fort Lauderdale, FL 33301-2229
Tel. No.: (954) 463-2700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 15670X104			Page 2 of 8 Pages

1.	Name of Reporting Person: STEVEN BETTINGER		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,817,767*

		9.	Sole Dispositive Power: 3,817,767*

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,817,767*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.8%

14.	Type of Reporting Person (See Instructions): IN

*	3,817,767 shares of the Issuer’s common stock, par value $.001 per share (the “Common Stock”), covered by this Schedule 13D are subject to a voting agreement (as described in Item 4 herein), pursuant to which the Reporting Person has agreed to vote all of his shares of Common Stock in favor of certain proposals at a special meeting of the stockholders of the Issuer (as described in Item 4 herein) and to grant an irrevocable proxy to vote such shares of Common Stock to Hermes Acquisition Company I LLC, a Delaware limited liability company.

CUSIP No. 15670X104	13D	Page 3 of 8 Pages

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $.001 par value per share (the “Common Stock”), of Cenuco, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 6421 Congress Avenue, Suite 201, Boca Raton, Florida 33487.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is filed by Steven Bettinger (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is:

Cenuco, Inc. 6421 Congress Avenue, Suite 201 Boca Raton, Florida 33487

(c)	The Reporting Person is the Company’s President and Chief Executive Officer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 8th, 1999, the Company entered into a Purchase Agreement with Halter Capital Corporation, International Education Group, LLC (“IEG”) and the members of IEG, pursuant to which the members of IEG purchased a majority of the outstanding shares of the Company for a purchase price of $325,000 and transferred their interests in IEG to the Company. The Reporting Person received 2,800,000 shares of the Company’s Common Stock in connection with the acquisition. Since December 1999, the Reporting Person has acquired additional securities of the Company in consideration for his services as the President, Chief Executive Officer and a Director of the Company.

On March 16, 2005, the Company entered into a Merger Agreement (as defined and described in Item 4 herein). In connection with the Merger Agreement, on the same day, the Reporting Person entered into a voting agreement with Hermes (as defined and described in Item 4 herein) pursuant to which the Reporting Person has agreed to vote his beneficially owned shares of Common Stock in favor of the Merger Agreement and the transactions contemplated thereby at a special meeting of the stockholders of the Company. No consideration was paid in connection with the execution and delivery of the voting agreement.

ITEM 4. PURPOSE OF THE TRANSACTION.

On March 16, 2005, the Company entered into a merger agreement (the “Merger Agreement”) with Hermes Holding Company, Inc., a Delaware corporation and wholly owned subsidiary of the Company (the “Merger Sub”), and Hermes Acquisition Company I LLC, a Delaware limited liability company (“Hermes”) pursuant to which the Merger Sub will be merged with and into Hermes, as a result of which the separate existence of Merger Sub shall cease and Hermes shall continue as the surviving company and a wholly-owned subsidiary of the Company.
Upon the consummation of the proposed merger, the Company intends to issue approximately 65% of the then outstanding shares of the Company’s Common Stock (the “Merger Shares”) to the owners of Hermes, in exchange

CUSIP No. 15670X104	13D	Page 4 of 8 Pages

for their equity interests in Hermes. Immediately following the proposed merger, the existing stockholders of the Company would own approximately 35% of the then outstanding shares of the Company’s Common Stock.

Consummation of the proposed merger is conditioned on, among other things, the Company’s stockholders’ approval of:

•	the Merger Agreement, including the proposed merger and the issuance of the Merger Shares to the owners of Hermes; and

•	amendments to the Company’s Amended and Restated Certificate of Incorporation, as amended, to change the Company’s name to Lander Co., Inc. or another similar name designated by Hermes and to increase the number of authorized shares of the Company’s capital stock.

The Merger Agreement also provides that the Company and Hermes will work together in good faith and use commercially reasonable efforts to:

•	list the shares of Common Stock to be issued in the proposed merger on the American Stock Exchange; and

•	maintain the listing of the Common Stock on the American Stock Exchange so long as the Board of Directors of the Company shall determine in its good faith business judgment that it is in the best interests of the Company and its stockholders to maintain such listing.

In connection with the Merger Agreement, on March 16, 2005, the Reporting Person entered into a voting agreement with Hermes, pursuant to which the Reporting Person has agreed to vote his beneficially owned shares of Common Stock, representing approximately 27.8% of the outstanding shares of the Company’s Common Stock, at a special meeting of the stockholders of the Company, in favor of:

•	the Merger Agreement and the transactions contemplated, including the proposed merger and the issuance of the Merger Shares to the owners of Hermes;

•	the amendments to the Company’s Amended and Restated Certificate of Incorporation, as amended; and

•	if necessary, the appointment of KPMG LLC as the Company’s independent auditors.

In addition, the voting agreement:

•	grants Hermes, and any individual designated by Hermes, an irrevocable proxy to vote the Reporting Person’s beneficially owned shares of Common Stock at the special meeting in favor of the proposals relating to the proposed merger;

•	prohibits the Reporting Person from selling or transferring the shares of the Company’s Common Stock beneficially owned by him other than in certain permitted circumstances;

•	contains customary representations regarding the beneficial ownership of the Common Stock by the Reporting Person; and

•	will terminate upon the earlier to occur of the consummation of the proposed merger or any termination of the Merger Agreement in accordance with its terms.

The Reporting Person further agreed to use his best efforts to encourage the Company’s stockholders to vote to approve the proposed merger.

CUSIP No. 15670X104	13D	Page 5 of 8 Pages

As of March 16, 2005:

•	the Company had 26,000,000 shares of authorized capital stock, of which 25,000,000 shares are classified as Common Stock and 1,000,000 shares are classified as preferred stock.

•	there were 13,636,056 shares of Common Stock issued and outstanding and 2,935,712 shares of Common Stock reserved for issuance pursuant to stock option plans and stock option agreements and warrants; and

•	there were no shares of preferred stock issued and outstanding.

Accordingly, as of March 16, 2005, there were approximately 8,428,232 shares of Common Stock available for issuance in the proposed merger. Since the Company does not have a sufficient number of authorized shares of Common Stock available for issuance in the proposed merger, the Company has agreed, contingent upon stockholder approval, to amend the Company’s Amended and Restated Certificate of Incorporation, as amended, to increase the Company’s authorized shares of Common Stock to 101,000,000 shares, of which 100,000,000 shares will be classified as Common Stock and 1,000,000 shares will be classified as preferred stock.

Further, under the terms of the Merger Agreement, if the proposed merger is consummated:

•	the Company’s current management team will remain as the management team of the Company’s newly created Wireless Data Products and Technology Division and the following persons will join the Company’s management team: Joseph A. Falsetti, currently Chief Executive Officer of Lander Co., Inc., an affiliate of Hermes, and formerly with Unisys, will serve as the Company’s President and CEO, and Brian Geiger, currently Chief Financial Officer of Lander Co., Inc., and formerly with Johnson & Johnson, will serve as the Company’s Chief Financial Officer;

•	the Company will terminate any and all existing employment agreements (written and oral) with the Reporting Person, and the Reporting Person will enter into a new three-year employment agreement with the combined company;

•	the Reporting Person, Andrew Lockwood and Jack Phelan will resign as members of the Company’s Board of Directors and at least three persons nominated by Hermes will be elected to the Company’s Board of Directors by the Company’s sole remaining director, Robert Picow, in accordance with the Company’s bylaws; and

•	there would be a change in control of the Company, and, accordingly, the Company would be required to re-apply its shares of Common Stock for initial listing with the American Stock Exchange, and to satisfy all the initial listing requirements.

The Company and Hermes will remain focused in their respective current industries following consummation of the proposed merger, but the companies plan to integrate certain overhead and administrative functions to reduce operating costs and improve efficiencies. The Company plans to continue to focus on wireless data products and technology, operating under the Cenuco name, and Hermes plans to focus on consumer health and beauty products operating under the Lander name.

Except as set forth in this Item 4, and as otherwise contemplated by the Merger Agreement and this Schedule 13D, the Reporting Person has no plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 15670X104	13D	Page 6 of 8 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of the date of this Schedule 13D, the Reporting Person beneficially owns 3,817,767 shares of Common Stock, constituting approximately 27.8% of the outstanding shares of the Company’s Common Stock, consisting of 3,717,767 shares of Common Stock and options to acquire an additional 100,000 shares of Common Stock, which such options are exercisable within 60 days of the date of this Schedule 13D.

The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Person is based on 13,636,056 shares, which is the total number of shares of Common Stock outstanding as of March 16, 2005.

(b)	As a result of entering into the voting agreement, the Reporting Person and Hermes have the shared power to vote or to direct the vote of all of the Reporting Person’s beneficially owned shares of Common Stock in favor of the Merger Agreement and the transactions contemplated thereby at a special meeting of the stockholders of the Company. Hermes does not have the power to vote or to direct the vote of any shares of the Reporting Person’s beneficially owned shares of Common Stock on any other matters. The Reporting Person has the sole power to dispose of all of the shares of Common Stock beneficially owned by him, subject to the restrictions contained in the voting agreement.

(c)	On March 10, 2005, the Reporting Person filed a Form 4/A with the Securities and Exchange Commission, which is incorporated herein by reference, to report that on February 28, 2005, the Reporting Person acquired 274,785 shares of the Company’s Common Stock upon the exercise of 300,000 employee stock options, at exercise prices ranging from $0.35 to $1.15 per share. Payment of the exercise price for the employee stock options was made by withholding 25,215 shares of the Company’s Common Stock, in accordance with Rule 16b-3 of the Securities Exchange Act of 1934.

Except as otherwise set forth in this Schedule 13D, and as set forth in this Item 5(c), the Reporting Person has not effected any transactions in shares of the Company’s Common Stock during the past 60 days.

(d)	No other person is known to have the right to receive dividends on, and proceeds from the sale of, the shares of the Company’s Common Stock that may be beneficially owned by the Reporting Person.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

As described in Item 4 of this Schedule 13D, on March 16, 2005, the Company entered into a Merger Agreement with Hermes Holding Company, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Hermes Acquisition Company I LLC, a Delaware limited liability company (“Hermes”). As further described in Item 4 of this Schedule 13D, in connection with the Merger Agreement, on the same day, the Reporting Person entered into a voting agreement with Hermes pursuant to which the Reporting Person has agreed to vote all of his beneficially owned shares of Common Stock in favor of the Merger Agreement and the transactions contemplated thereby at a special meeting of the stockholders of the Company.

Copies of the Merger Agreement and the voting agreement are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

Except as set forth or incorporated by reference in this Item 6, the Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company.

CUSIP No. 15670X104	13D	Page 7 of 8 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Merger Agreement, dated as of March 16, 2005, by and among Cenuco, Inc., Hermes Holding Company, Inc. and Hermes Acquisition Company I LLC. (1)

Exhibit 2.	Voting Agreement and Irrevocable Proxy, dated as of March 16, 2005, between the Reporting Person and Hermes Acquisition Company I LLC.

(1)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cenuco, Inc. with the Securities and Exchange Commission on March 17, 2005.

CUSIP No. 15670X104	13D	Page 8 of 8 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 7, 2005

/s/ STEVEN BETTINGER
Steven Bettinger

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).